NO ACT

DC

PE
11-09-07



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



07085580

December 20, 2007

Darrick M. Mix
Wolf, Block, Schorr and Solis-Cohen LLP
1650 Arch Street, 22nd Floor
Philadelphia, PA 19103-2097

Re: Toll Brothers, Inc.
Incoming letter dated November 9, 2007

Dear Mr. Mix:

This is in response to your letters dated November 9, 2007 and December 19, 2007 concerning the shareholder proposal submitted to Toll Brothers by Amalgamated Bank LongView MidCap 400 Index Fund. We also have received letters on the proponent's behalf dated November 28, 2007, December 10, 2007 and December 13, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Cornish F. Hitchcock
Attorney at Law
1200 G Street, NW
Suite 800
Washington, DC 20005

WolfBlock

1650 Arch Street, 22nd Floor, Philadelphia, Pennsylvania 19103-2097
Tel: (215) 977-2000 ■ Fax: (215) 977-2740 ■ www.WolfBlock.com

Darrick M. Mix
Direct Dial: (215) 977-2006
Direct Fax: (215) 405-2906
E-mail: dmix@wolfblock.com

November 9, 2007

VIA ELECTRONIC MAIL (cfletters@sec.gov)
and FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: *Toll Brothers, Inc. - Shareholder Proposal of the Amalgamated Bank LongView MidCap 400 Index Fund - Securities Exchange Act of 1934--Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that our client, Toll Brothers, Inc. ("Toll"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal (the "Proposal") and a statement in support thereof received from the Amalgamated Bank LongView MidCap 400 Index Fund (the "Proponent").

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing the Proponent of Toll's intention to omit the Proposal from the 2008 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Toll files its definitive 2008 Proxy Materials with the Commission.

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(7), because the Proposal pertains to Toll's ordinary business operations, and Rule 14a-8(i)(3) and Rule 14a-8(i)(6), because the Proposal is impermissibly vague and indefinite.

THE PROPOSAL

The Proposal states:

> Resolved: The shareholders of [Toll] request that the board of directors establish a Compliance Committee, to be composed of independent directors, that would conduct a thorough review of [Toll's] regulatory, litigation and compliance risks with respect to its mortgage lending operations and would report to shareholders within six months of the 2008 annual meeting as to the committee's findings and recommendations, as well as the progress made towards implementing those recommendations. This report should be prepared at reasonable cost and may omit confidential information.

ANALYSIS

I. The Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal pertains to matters of ordinary business operations.

The Proposal is properly excludable pursuant to Rule 14a-8(i)(7) because the Proposal pertains to matters of Toll's ordinary business operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the general underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations: first, that "certain tasks were so fundamental to management's obligation to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and second, "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." In Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Staff stated with respect to analyzing proposals under Rule 14a-8(i)(7) that address environmental or public health issues, "[i]n determining whether the focus of these proposals is a significant social policy issue [as opposed to ordinary business matters], we consider both the proposal and the supporting statement as a whole." The Staff has also stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report involves an ordinary business matter of the company at issue. *See* Release No. 34-20091 (Aug. 16, 1983).

A. The Proposal seeks a report on the risks of Toll's business operations.

The Proposal seeks the establishment of a committee that would review and report to shareholders on its findings, as well as progress towards implementing them, on Toll's "regulatory, litigation and compliance risks with respect to its mortgage lending operations."

The Proposal does not request that Toll change its mortgage lending operations. The supporting statement of the Proposal refers to the potential "damage to shareholder value that can result from litigation, regulatory costs and reputational injury" that can result from the "lack [of] adequate compliance procedures" over a company's mortgage lending operations. Litigation costs, regulatory costs and reputational injury are financial risks to a company. Thus, the Proposal seeks an assessment of financial risks arising from Toll's ordinary business operations.

It is well-established that shareholder proposals seeking detailed information on a company's assessment of the financial implications of aspects of its business operations do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of a company's business. For example, in *Pfizer Inc.* ("Pfizer") (avail. Jan. 13, 2006), the Staff concurred that the company could exclude a proposal requesting that the company's management prepare a report on "the effects on the long-term economic stability of the company and on the risks of liability to legal claims resulting from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents." There, the company argued that an assessment of financial risks implicated the company's ordinary business operations. In its response, the Staff concurred that the proposal was excludable under Rule 14a-8(i)(7) on the basis that it pertained to the "evaluation of risk." Similarly, in *General Electric Company* ("GE") (avail. Jan. 13, 2006), the Staff concurred that the company could exclude a proposal requesting that the company's board of directors prepare a report "evaluating the risk of damage to the company's brand name and reputation as a result of a growing tendency to send manufacturing and service work to other countries." There, the company argued that an assessment of financial risks implicated the company's ordinary business operations. In its response, the Staff noted that the proposal was excludable under Rule 14a-8(i)(7) on the basis that it pertained to the "evaluation of risk."

Further, in *American International Group, Inc.* (avail. Feb. 19, 2004), the Staff concurred that the company could exclude a proposal that requested the board of directors to report on "the economic effects of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy," because it called for an evaluation of risks and benefits. *See also The Dow Chemical Company* (avail. Feb. 13, 2004) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report related to certain toxic substances, including "the reasonable range of projected costs of remediation or liability," because it related to an evaluation of risks and liabilities); *Xcel Energy Inc.* (avail. Apr. 1, 2003) and *Cinergy Corp.* (avail. Feb. 5, 2003) (concurring with the exclusion of proposals requesting a report disclosing "the economic risks associated with the company's past, present, and future emissions" of several greenhouse gases and "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities," because it related to an evaluation of risks and benefits); *Willamette Industries, Inc.* (avail. Mar. 20, 2001) (permitting the exclusion of a proposal requesting a report on environmental problems, including an estimate of worst case financial exposure due to environmental issues for the next ten years, because it related to an evaluation of risk); and *The Mead Corporation* (avail. Jan. 31, 2001) (allowing the exclusion of a proposal requesting an economic or financial report of the company's environmental risks).

The Staff confirmed its position on proposals seeking an assessment of risk in SLB 14C. There, the Staff stated that "to the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations . . ., we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as related to an evaluation of risk." Although SLB 14C specifically addressed shareholder proposals that reference "environmental or public health issues," we believe that the same analysis applies with respect to the Proposal; indeed, the proposals at issue in Pfizer and GE did not involve "environmental or public health issues" and the Staff concurred in excluding each of those proposals under Rule 14a-8(i)(7). Specifically, the Proposal focuses on an "internal assessment of the risks" (i.e., regulatory, litigation and compliance risks) that the Company may face as a result of day-to-day operating decisions (i.e., mortgage lending operations).

The Staff has consistently concurred that shareholder proposals that relate to the evaluation of the economic risks of particular company actions are properly excludable under Rule 14a-8(i)(7). The Proposal calls for a report on the regulatory, litigation and compliance risks of Toll's operating decisions and does not raise a significant policy issue. Therefore, we believe that the Proposal may properly be excluded from the 2008 Proxy Materials under Rule 14a-8(i)(7), and we request that the Staff concur in our conclusion.

B. The Proposal implicates Toll's litigation strategy.

The Proposal also implicates Toll's ordinary business operations because it requests that the Board of Directors report on the risks of litigation from its mortgage lending operations. Every company's management has a basic responsibility to defend the company's interests against unwarranted litigation. A shareholder request that interferes with this obligation is inappropriate. For that reason, the Staff has stated that a shareholder proposal that implicates the conduct of litigation or litigation strategy is properly excludable under the "ordinary business" exception contained in Rule 14a-8(i)(7). *See, e.g., R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 6, 2003) (proposal requesting the company to report on the company's direct or indirect involvement in cigarette smuggling excludable under Rule 14a-8(i)(7) because it interfered with the litigation strategy of a civil lawsuit on similar matters); *Benihana National Corp.* (avail. Sept. 13, 1991) (permitting exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal requesting the company to publish a report prepared by a board committee analyzing claims asserted in a pending lawsuit); *see also Allstate Corporation* (avail. Feb. 5, 2003) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board undertake a study of legal expenses and report the findings to the shareholders because it related to the company's ordinary business operations, namely legal expenses); *Hudson United Bancorp* (avail. Jan. 24, 2003) (allowing the exclusion of a proposal requesting that the board of directors appoint a committee to investigate possible corporate misconduct because it related to the ordinary business operations of the company, namely the *"general conduct of a legal compliance program"* (italics added)).

Under this precedent, a shareholder proposal is excludable if it implicates litigation strategy regardless of whether the proposal might otherwise touch upon significant policy issues. For example, in *Philip Morris Companies, Inc.* (avail. Feb. 4, 1997), the Staff noted that it previously "has taken the position that proposals directed at the manufacture and distribution of tobacco-related products by companies involved in making such products raise issues of significance that do not constitute matters of ordinary business," but determined that the company nevertheless could exclude a "proposal [that] primarily addresses the litigation strategy of [the company], which is viewed as inherently the ordinary business of management to direct." *See also R.J. Reynolds Tobacco Holdings, Inc.* (avail. Feb. 21, 2003) (proposal requesting that the company find ways to inform customers about the actual risks of smoking certain kinds of cigarettes to correct common misperceptions about their safety excludable under Rule 14a-8(i)(7) because it interfered with the litigation strategy of class-action lawsuits on similar matters); *Philip Morris Companies Inc.* (avail. Feb. 22, 1999) (proposal requiring the company to stop using terms "light" and "ultralight" until shareholders can be assured that those terms reduce the risk of disease excludable for the same reason).

Toll has recently faced litigation relating to its mortgage lending operations. The Proposal and its supporting statement implicate these lawsuits and other potential litigation against Toll. The Proponent then asserts that litigation is pending at "several home builders under the Real Estate Settlement Procedures Act, the Truth in Lending Act and the Home Ownership Equity Protection Act, as well as state anti-predatory lending statu[t]es." The Proposal calls upon Toll to "conduct a thorough review of Toll's regulatory, litigation and compliance risks relating to its mortgage lending policies." Any such report would necessarily implicate Toll's decisions regarding litigation or possible litigation under the statutes cited, including assessments as to the strength of Toll's defenses, decisions as to what issues to contest, and implications of positions that might be asserted in various litigation. In addition, the review of regulatory and compliance risks could also implicate litigation decisions.

Because the Proposal intrudes on Toll's ordinary business operations with respect to litigation strategy, we believe that the Proposal may properly be excluded from the 2008 Proxy Materials under Rule 14a-8(i)(7) and we request that the Staff concur in our conclusion.

II. The Proposal is vague and indefinite and thus may be excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. The Staff in Staff Legal Bulletin No. 14B (September 15, 2004) stated that excluding a proposal in reliance upon Rule 14a-8(i)(3) is appropriate when the "resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have

the same result." Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). In addition, under Rule 14a-8(i)(6), a company "lacks the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (avail. Jan. 14, 1992) (permitting exclusion under the predecessor to Rule 14a-8(i)(6)).

It is uncertain what actions or measures the Proposal requires. The Proposal requests the proposed committee conduct a "thorough review" of the regulatory, litigation and compliance risks related to Toll's mortgage lending operations. The Proposal does not explain what constitutes a "thorough review" or provide any guidance on how the review should be conducted thereby leaving the Proposal susceptible to multiple interpretations.

The Staff has previously allowed the exclusion of proposals lacking enough information to implement or using non-existent or conflicting criteria. For example, in *Alcoa Inc.* (avail. Dec. 24, 2002), the Staff concluded that a proposal calling for the implementation of "human rights standards" and a program to monitor compliance with these standards could be excluded under Rule 14a-8(i)(3) as vague and indefinite. *See also Bank of America Corporation* (avail. Mar. 10, 2004) (proposal stating that "management has 'no mandate' going forward to pursue 'merger discussions' with 'any major institution'" excluded as vague and indefinite where proposal did not include enough clear information to implement without making assumptions regarding what the proponent had in mind); *Peoples Energy Corporation* (avail. Nov. 23, 2004) (proposal requesting modifications to corporate organizational documents to limit ability to indemnify officers and directors excluded as vague and indefinite where proposal used nonexistent and indefinite standards such as "reckless neglect"); *Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004) (proposal requiring that options granted by company "be expensed in accordance with FASB guidelines" excluded as vague and indefinite where FASB guidelines include two different methods for expensing options); *Avista Corporation* (avail. Feb. 19, 2004) (proposal recommending that the board adopt a resolution that the company "offer a right of first refusal to its employees, customers and citizens within its 'service area' if an 'acceptable offer' for the 'purchase' of the company is 'tendered'" excluded as vague and indefinite).

In addition to the uncertainties noted above, the Proposal does not provide any indication as to what the requested report should contain, other than (a) the committee's findings and recommendations and (b) the progress made towards implementing the findings and recommendations, in both cases, without providing any guidance regarding any such findings or recommendations. Given the lack of guidance in the Proposal with respect to recommendations of the committee, it is equally difficult to understand what is required in terms of implementing such recommendations. In light of all of these ambiguities, it is unclear what actions shareholders voting for the Proposal would expect Toll to take and what actions Toll would be required to take if the Proposal were to be implemented. Thus, like the proposals in *Alcoa* and

related precedent, we believe that the Proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite as well as misleading "because any action(s) ultimately taken by [the company] upon implementation of the proposal could be significantly different from the action(s) envisioned by [shareholders] voting on the proposal," and we request that the Staff concur in our conclusion. *Occidental Petroleum Corp.* (avail. Feb. 11, 1991).

For the same reason, the Proposal also may be properly excluded pursuant to Rule 14a-8(i)(6) since it is vague and ambiguous, with the result that a company "would lack the power to implement" the Proposal. A company "lacks[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (avail. Jan. 14, 1992). For example, in *The Southern Co.* (avail. Feb. 23, 1995), a shareholder proposal requested that the board of directors take steps to "ensure the highest standards of ethical behavior" by employees serving in the public sector. The Staff concurred that this proposal was excludable under the predecessor to Rule 14a-8(i)(6) because the proposal was so vague and indefinite that the proposal was beyond the company's power to implement. As noted above, the Proposal is inherently vague on what issues should be covered by the "thorough review" and contained in the report such that it would be impossible for Toll to implement it. Because it would be impossible for Toll to determine what action should be taken under the Proposal, we believe that the Proposal also may be excluded from the 2008 Proxy Materials under Rule 14a-8(i)(6) and we request that the Staff concur in our conclusion.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if Toll excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (215) 977-2006 or Mark K. Kessler, Toll's General Counsel, at (215) 938-8006.

Sincerely,



Darrick M. Mix
For WOLF, BLOCK, SCHORR and SOLIS-COHEN LLP

DMM
Attachments

EXHIBIT A

REC'D 10/8/07

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 489-4813 • FAX: (202) 315-3552
CONH@HITCHLAW.COM

5 October 2007

Mr. Michael I. Snyder
Corporate Secretary
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, Pennsylvania 19044

By UPS

Re: Shareholder proposal for 2008 annual meeting

Dear Mr. Snyder:

On behalf of the Amalgamated Bank LongView MidCap 400 Index Fund (the "Fund") I submit the enclosed shareholder proposal for inclusion in the proxy statement that Toll Brothers Inc. (the "Company") plans to circulate to shareholders in anticipation of the 2008 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to the Company's board committee practices.

The Fund is an S&P MidCap 400 index fund located at 275 Seventh Avenue, New York, N.Y. 10001. The Fund has beneficially owned more than $2000 worth of the Company's common stock for more than a year. A letter confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2008 annual meeting, which a representative plans to attend.

We would be pleased to discuss with you the issues presented by this proposal. Please do not hesitate to contact me if there is anything further that I can provide.

Very truly yours,



Cornish F. Hitchcock

RESOLVED: The shareholders of Toll Brothers, Inc. (the "Company") request that the board of directors establish a Compliance Committee, to be composed of independent directors, that would conduct a thorough review of the Company's regulatory, litigation and compliance risks with respect to its mortgage lending operations and would report to shareholders within six months of the 2008 annual meeting as to the committee's findings and recommendations, as well as the progress made towards implementing those recommendations. This report should be prepared at reasonable cost and may omit confidential information.

SUPPORTING STATEMENT

The recent turmoil in the housing and mortgage markets has wiped out billions of dollars in shareholder value at housing-related companies. During the first nine months of 2007, the Dow Jones Home Construction Index declined by nearly half. Toll Brothers stock lost 33% of its value during this same period. As of October 1, 2007, the Company's stock price was 60% below its high in mid-2005.

In its August 13, 2007 issue, BUSINESS WEEK suggested that some aggressive business practices among the nation's largest homebuilders – particularly within their mortgage or financing affiliates – may have contributed to the recent collapse of the mortgage and housing markets. Concerns center on the conflict of interest that may occur if a home builder's mortgage affiliate issues mortgages to home buyers who may not be able to repay their obligations.

Concerns about housing financing practices have prompted calls for more regulatory and legislative action, as well as litigation. Reports in the news media indicate an increased interest by state and federal regulators in enforcing existing laws affecting home builders and mortgage originators, with a possibility of new regulations. In addition, some Members of Congress have indicated an interest in imposing a fiduciary obligation on loan originators and possibly placing non-bank lenders under federal oversight. At the state level, legislatures in a number of states are considering measures that target deceptive lending, foreclosure or fraud.

Litigation is also pending at several home builders under the Real Estate Settlement Procedures Act, the Truth in Lending Act, and the Home Ownership Equity Protection Act, as well as state anti-predatory lending statues.

As shareholders, we are concerned about the damage to long-term shareholder value that can result from litigation, regulatory costs and reputational injury at companies that lack adequate compliance procedures and active oversight by the board. Given the current public scrutiny of homebuilders and their business practices, we believe that it is important for the Toll Brothers board to undertake a

thorough investigation of the Company's practices in this area and to avoid or mitigate any potential conflicts that might be disclosed.

We urge you to vote FOR this proposal.

AMALGAMATED BANK.

October 10, 2007

Mr. Michael I. Snyder
Corporate Secretary
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, PA 19044

Via courier and facsimile: (215) 938-8131

Re: Shareholder proposal for 2008 annual meeting

Dear Mr. Snyder:

This letter will supplement the shareholder proposal submitted to you by Cornish F. Hitchcock, attorney for the Amalgamated Bank LongView MidCap 400 Index Fund (the "Fund"), who is authorized to represent the Bank and the Fund in all respects in connection with that resolution.

At the time Mr. Hitchcock submitted the Fund's resolution, the Fund beneficially owned 50,367 shares of Toll Brothers common stock. These shares are held of record by Amalgamated Bank through its agent, CEDE & Co. The Fund has continuously held at least $2000 worth of the Company's common stock for more than one year prior to submission of the resolution and plans to continue ownership through the date of your 2008 annual meeting.

If you require any additional information, please let me know.

Very truly yours,



Theodore Brunner
First Vice President

CFLETTERS

From: Con Hitchcock [conh@hitchlaw.com]

Sent: Wednesday, November 28, 2007 6:11 PM

To: CFLETTERS

Subject: No-action request to Office of Chief Counsel -- Toll Bros. (incoming letter dated Nov. 9th)

Dear Counsel:

I'm writing on behalf of Amalgamated Bank LongView MicCap 400 Index Fund, the proponent of the shareholder resolution that is the subject of this request for no-action relief.

This is to advise you that the Fund does intend to file a letter in opposition to this request, which we will file next week.

If you have any quesitons, please do not hesitate to contact me.

Sincerely,

Con Hitchcock

Cornish F. Hitchcock
Attorney at Law
1200 G Street, NW Suite 800
Washington, DC 20005
(202) 489-4813 Fax: (202) 315-3552

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 489-4813 • FAX: (202) 315-3552
CONH@HITCHLAW.COM

10 December 2007

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

By courier and e-mail (cfletters@sec.gov)

Dear Counsel:

I write on behalf of Amalgamated Bank LongView MidCap 400 Index Fund (the "Fund") in response to the letter from counsel for Toll Brothers, Inc. ("Toll" or the "Company") dated 9 November 2007. In that letter the Company requests that the Division grant no-action relief with respect to a shareholder proposal submitted by the Fund that deals with establishing a Compliance Committee on Toll's Board of Directors. For the reasons set forth below, the Fund submits that the Company has not carried its burden with respect to establishing that the Fund's proposal may be excluded from the Company's proxy materials.

Toll argues that the Fund may be excluded under SEC Rule 14a-8(i)(7) as relating to the "ordinary business" of the Company and under SEC Rules 14a-8(i)(3) and (6) as being so vague and indefinite that it cannot be implemented. As we now demonstrate, these arguments fail to persuade.

The Fund's Proposal.

The Fund requests that the Company "establish a Compliance Committee, to be composed of independent directors, that would conduct a thorough review of the Company's regulatory, litigation and compliance risks with respect to its mortgage lending operations and report to shareholders within six months of the 2008 annual meeting as to the committee's findings and recommendations, as well as the progress made towards implementing those recommendations." The resolution adds that the report should be prepared at reasonable cost and may omit confidential information.

The Supporting Statement cites the recent turmoil in the housing and mortgage markets and how that has had a negative effect on Toll Brothers stock, as well as others in the industry, with the Company's stock price on 1 October 2007 trading at 60% below its high in mid-2005.

The Supporting Statement cites a report in BUSINESS WEEK suggesting that some aggressive business practices among the nation's largest homebuilders – particularly within their mortgage or financing affiliates – may have contributed to the recent collapse of the mortgage and housing markets. Concerns center on the conflict of interest that may occur if a home builder's mortgage affiliate issues mortgages to home buyers who may not be able to repay their obligations.

The Supporting Statement cites as well the growing demand for legislative and regulatory action at both the federal and state levels that could increase legal obligations on loan originators, as well as crack down on deceptive lending, foreclosure or fraud. This is in addition to the threats of litigation under current laws affecting home buildings under the Real Estate Settlement Procedures Act, the Truth in Lending Act, and the Home Ownership Equity Protection Act, as well as state anti-predatory lending statues.

The Supporting Statement expresses concern about the damage to long-term shareholder value that can result from litigation, regulatory costs and reputational injury at companies that lack adequate compliance procedures and active oversight by the board. Accordingly, the Fund's proposal urges an investigation of the Company's practices in this area and efforts to mitigate any potential conflicts that might be disclosed.

The "Ordinary Business" Exclusion.

1. The Applicable Standard.

Toll Brothers first invokes the "ordinary business" exclusion in Rule 14a-8(i)(7), which permits companies to omit proposals that "are mundane in nature and do not involve any substantial policy or other considerations." This is the standard set out in the 1976 rulemaking which produced Rule 14a-8(c)(7) (later recodified as Rule 14a-8(i)(7)) and explained how it should be applied in particular cases. Release No. 34-12999, 41 Fed. Reg. 52994, 52998 (3 December 1976) (the "1976 Release").

This interpretation stemmed from the Commission's concern about a no-action letter advising a utility that it could exclude a resolution on the topic of whether the company should build a nuclear power plant. The staff's theory was that the utility's management, "as an ordinary business matter, determines the fuel mix and the types of electrical generating methods that will be utilized to furnish electricity to the company's customers." *Potomac Electric Power Co.* (5 March

1976), 1976 SEC No-Act. LEXIS 622, *3. To avoid this result in the future, the SEC proposed amending the "ordinary business" exclusion to require the inclusion of "proposals involving important business matters, notwithstanding the fact that such matters generally would relate to the conduct of the issuer's ordinary business operations." SEC Release No. 34-12598, 41 Fed. Reg. 29982, 29984 (20 July 1976).[1] After receiving public comments, the SEC adopted the 1976 Release and reissued Rule 14a-8 in amended form; the Commission did not, however, alter the language of the "ordinary business" exclusion, citing administrative and interpretational concerns. 41 Fed. Reg. at 52997. The SEC concluded that the existing standard (which was placed in a new subpart (c)(7)) "appears to be a workable one if it is interpreted in a somewhat more flexible manner than in the past." *Id.* at 52998.

The "substantial policy" benchmark well captures the point the Commission sought to make: It is not enough that the topic of a resolution be "mundane" – indeed, the *PEPCO* example shows how any policy issue can be characterized to seem like a part of the company's day-to-day business. What matters is whether the proposal is also devoid of "*any* substantial policy or other considerations," 1976 Release, 41 Fed. Reg. at 52998 (emphasis added).

In Release No. 34-40018, 63 Fed. Reg. 29106 (28 May 1998) the Commission reaffirmed this approach and provided additional guidance for determining what sort of issues would transcend "ordinary business." The Commission recommended a focus first on the subject matter of the proposal, noting that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to director shareholder oversight," *e.g.*, decisions on hiring or promotion of employees, production quality, and retaining suppliers. *Id.* at 29108. Even so, the SEC noted, some proposals would "transcend the day-to-day business matters and raise policy issues so significant" as to warrant shareholder input. *Id.*

Secondly, the Commission cited a need to examine the extent to which a proposal would "micro-manage" the company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

In seeking no-action relief Toll argues that the Fund's proposal fails to meet

---

[1] The proposed text amendment would have replaced the language then in subpart (c)(5), which allowed companies to omit requests to act on "a matter relating to the conduct of the ordinary business operations of the issuer," with a new subpart (c)(7), which would permit the omission only of "routine, day-to-day matter[s] relating to the conduct of the ordinary business operations of the issuer." *See* 41 Fed. Reg. at 29988, 29984.

this standard because it seeks nothing more than a report on the risks of Toll's business operations (Toll Letter at pp. 2-3) and is also said to implicate Toll's litigation strategy (Toll Letter at pp. 4-5). As we now demonstrate, the issues presented by the Fund's proposal transcend ordinary business considerations, and Toll has not sustained its burden of proving otherwise.

2. Significant Policy Issues.

Although Toll Brothers tries to characterize the Fund's proposal as merely a request for a report, the proposal is in fact of greater scope. The proposal does not focus on day-to-day operation of the company, but rather on governance at the board of directors level. Directors, after all, are elected by the shareholders to act as stewards of the shareholders. Particularly at a time when the Company's stock price has collapsed with no sign of immediate recovery, it is plainly not a matter of "ordinary business" for shareholders to raise questions about how directors carry out that responsibility in this industry.

Specifically, the Fund's proposal asks the board to create a new committee that would focus on issues pertaining to the present housing and mortgage crisis, a "significant policy" issue by anyone's definition.[2] The proposal also seeks a board-level review of the Company's mortgage operations business amidst concerns that home builders' mortgage financing affiliates may have exacerbated the current problems by originating mortgages in significant numbers to buyers who could not afford those mortgages.

Apart from significant policy issues presented by the current housing and credit crisis, we note that the utilization of compliance committees has itself emerged as a significant issue of corporate governance in recent years. Nearly two years THE WALL STREET JOURNAL reported how a "small but growing number" of S&P 500 committees are setting up compliance committees along the line recommended by the Fund here, rather than simply relying on the audit committee. Joann S. Lublin, *Compliance Panels Slowly Take Hold*, WALL ST. JOURNAL (9 January 2006) (Ex. A hereto). The practice is noticeable in industries that are subject to significant regulatory requirements, as are home builders.

---

[2] *See, e.g., Congress Takes Up Mortgages*, WALL ST. JOURNAL at A7 (6 September 2007); *Treasury Secretary Paulson Presses for Congress to Act on FHA Bill*, WALL ST. JOURNAL (14 September 2007); *Bush Wants to Expand Mortgage Disclosures*, WALL ST., JOURNAL at D3 (20 September 2007); *Housing Mess: Congress to the Rescue?*, WALL ST. JOURNAL at A9 (22 September 2007); *Paulson Urges Congress to Act on Loan Woes*, WALL ST. JOURNAL at A2 (4 December 2007); *Bush to Unveil Aid to Homeowners*, WALL ST. JOURNAL at A3 (5 December 2007); Henry M. Paulson, Jr., *Our Plan to Help Homeowners*, WALL ST. JOURNAL at A17 (7 December 2007).

The Fund's proposal is thus comparable to other proposals seeking the creation of a board-level committee to look into significant policy issues. Three no-action determinations in which the Division denied no-action relief are illustrative.

Associates First Capital Corporation (13 March 2000) chillingly anticipated the subprime lending issues that dominate today's news. The resolution there sought the creation of a board committee to "oversee the development and enforcement of policies to ensure that (1) accounting methods and financial statements adequately reflect the risks of subprime lending and (2) employees do not engage in predatory lending practices; and to report before the next annual meeting to the shareholders on policies and their enforcement." Despite pleas from the company this related to its core business activities, the Division denied no-action relief.

Similarly in *General Electric Co.* (28 January 2005), the proposal asked the board to create a committee to "review General Electric's operations in Iran, with a particular reference to potential financial and reputational risks incurred by the company by such operations." A report was similarly requested. The Division rejected GE's argument that the proposal merely sought a request for an evaluation on doing business in a single country and did not involve any overriding social policy issue.

More recently in *Yahoo!* (16 April 2007), a proposed bylaw would create a board-level Committee on Human Rights to review "implications of the company's policies" with respect to human rights, both at home and abroad. Of particular note, the Division rejected the company's argument that the "issue of how the Company should respond or alter its services to comply with government regulations . . . is central to the Company's day-to-day business operations," and the "issue is highly complex, and requires a detailed understanding of, among other things, the Company's current and future business models and strategies, available technology and the regulatory landscape" – matters on which shareholders were said to be ill-equipped to judge. 2007 SEC No-Act. LEXIS 445 at *70-71.

The authorities cited by Toll involve situations that are not close to what we have here and appear to rely primarily upon commentary in STAFF LEGAL BULLETIN 14C (2005), section D of which dealt with application of the "ordinary business" exclusion to proposals to evaluate environmental and public health risks. Passing the fact that this Bulletin does not address topics of the sort presented here, the Division made it clear that the appearance of the word "risk" in a resolution is not an automatic disqualifier.

The STAFF LEGAL BULLETIN thus cited as an example of a proposal that must be included a request that ExxonMobil prepare a report "on the potential environmental damage that would result from the company drilling for oil and gas in protected areas" such as national parks. *ExxonMobil Corp.* (18 March 2005).

Choices about where and how to drill for oil are surely part of the day-to-day decision making that takes place at an oil company such as ExxonMobil. Moreover, the wrong choice may have not only serious environmental concerns, but also economic consequences in terms of potential liability and loss of reputation. Nonetheless the Division approved a proposal seeking a report on those issues.

Similarly, a home builder's choices about how to operate a financing affiliate are at one level a part of the company's day-to-day activities. Nonetheless, the wrong choice can have significant consequences not only for the company and its shareholders, but also for home owners who find themselves faced with foreclosure, for renters who may find themselves evicted from homes threatened with foreclosure, for communities that face the risk of crime and economic decline from foreclosures and a need to issue debt to deal with those threats,[3] and for investors in this country and abroad who put their money into collateralized debt obligations only to see the value plummet.

This situation is a far cry from proposals of the sort that Toll cites, which deal with an insurance company (which is in the business of assessing risk) being asked to evaluate risk in a certain area (*American International Group, Inc.* (19 February 2004)), or a company asked to evaluate outsourcing (*General Electric Co.* (13 January 2006) when the 1998 Release cited hiring issues as covered by the exclusion.

For these reasons Toll's attempt to trivialize the Fund's proposal as merely a request for a proposal on risk assessment badly underestimates the policy significance of the proposal. Nor is there merit to Toll's alternative argument that the proposal seeks to intrude into the Company's litigation strategy to the extent that Toll may find itself in litigation.

Here again, in sharp distinction to the cases that Toll cites, the Division has denied no-action relief when a proposal involves a clear policy issue, and when adoption of the requested policy would have only a collateral effect on a company's litigation strategy. Illustrative is *Wal-Mart Stores, Inc.* (17 March 2003), where the company opposed a resolution requesting a report on equal employment opportunity data; the Division rejected Wal-Mart's argument that the company was litigating a Title VII class action at the time, and disclosure of the requested EEO data would interfere with Wal-Mart's litigation strategy.

Similarly, the resolution in *Dow Chemical Co.* (11 February 2004) sought a

---

[3] See *Spreading the Misery*, THE NEW YORK TIMES (29 November 2007) and *Ohio to Sell Bonds to Avert Home Foreclosures*, BLOOMBERG NEWS (24 March 2007) (Exs. B and C, attached hereto).

report describing new initiatives to address specific health, environmental and social concerns of Bhopal survivors, another undisputed policy issue. The Division rejected Dow's complaint that the proposal should be excluded because it "went to the very essence of the lawsuit that is currently pending" against Dow's India subsidiary and because any "new" initiatives might be viewed as a concession in the ongoing Bhopal-related litigation.

By contrast, relief under this theory has been granted as to resolutions that try to micro-manage the filing or handling of specific suits against specific individuals (*e.g.*, *NetCurrents, Inc.* (8 May 2001), *CMS Energy Corp.* (15 January 2004)) or that ask a company to take action that would have a material impact on a specific suit (*e.g.*, *Microsoft Corp.* (15 September 2000) (asking Microsoft to spin off part of its operations rather than contest an antitrust suit), *R.J. Reynolds Tobacco Holdings, Inc.* (6 February 2004) (seeking end to use of "light," "ultralight" or "mild" to describe cigarettes for the express reason of reducing the company's liability in litigation). None of those situations resembles the situation here.

For these reasons, Toll's reliance on Rule 14a-8(i)(7) should be rejected.

Allegedly Vague and Indefinite Statements.

Toll's next argument is that the Fund's proposal is impermissibly vague, thus allowing exclusion under Rule 14a-8(i)(3), and is similarly beyond the power of the board to effectuate, thus permitting exclusion under Rule 14a-8(i)(6). None of the arguments withstands scrutiny, however.

Toll argues (at p. 6) that it is uncertain what the Fund's proposal means when the proposal requests a "thorough review" of issues pertaining to Toll's mortgage lending operations. This objection cannot be taken seriously and is not supported by the no-action letters that Toll cites.

In the first place, if the Toll board of directors truly does not know how to conduct a "thorough" review of an issue, then matters may be worse than shareholders imagine. Moreover, it is difficult to identify a verbal formulation that would suffer from less ambiguity than Toll perceives here. If the proposal had simply sought a "review" of the situation, Toll would doubtless claim that the proposal was impermissibly vague because the proposal failed identify the level of scrutiny that directors should apply to the matter. Similarly, if the proposal had sought a "comprehensive" or "exhaustive" review, Toll would doubtless raise the same objection – and the Company fails to suggest an adjective that would provide what Toll deems an acceptable level of clarity.

None of the letters that Toll cites have held that the phrase "thorough review" is impermissibly vague or that a board of directors would be unable to

conduct such a review. We are not dealing with proposals involving an undefined standard of liability such as "reckless neglect" (*Peoples Energy Corp.* (23 November 2004)) or that requires compliance with FASB standards when there are two ways of achieving such compliance (*Safescript Pharmacies, Inc.* (27 February 2004)) or that speaks of "human rights standards" without identifying clearly what such standards might be (*Alcoa Inc.* (24 December 2002)).

Toll's second argument (at pp. 6-7) is that the proposal "does not provide any indication as to what the requested report should contain," other than findings and recommendations and progress made towards implementing any recommendations. This objection is truly baffling. A request that a board of directors conduct a "review" of a company's operations and report on what it finds inevitably contemplates that the company will publish findings and recommendations. Toll fails to identify what other categories of information might be contemplated. The resolution here is sufficiently clear, with the supporting statement citing concerns about how operations of a home builder's lending affiliate may have contributed to the current housing and credit crisis by originating mortgages that may help a home builder sell out a development, but where there are doubts that the home buyers can repay the loan. Any "review" of a company's practices would inevitably focus on the adequacy of corporate practices to assure that conflicts of interest are adequately addressed. It is a straight-forward task to report findings on that topics, recommendations as to what should be done, and what progress has been made on those recommendations.

Toll's reliance on Rules 14a-8(i)(3) and (6) should therefore be rejected.

Conclusion.

For the foregoing reasons, Toll Brothers has failed to carry its burden of justifying exclusion of the Fund's proposal, and we would ask the Division to advise the Company that its request for no-action relief is denied.

Thank you for your consideration of these points. Please do not hesitate to contact me if there is any further information that can be provided.

Very truly yours,

/s/
Cornish F. Hitchcock

cc: Darrick M. Mix, Esq.
Mr. Scott Zdrazil

Theory & Practice
Compliance Panels Slowly Take Hold

Board-Level Committees
Add Clout to a Company's
Ability to Police Itself

By **JOANN S. LUBLIN**
Staff Reporter of THE WALL STREET JOURNAL
January 9, 2006

Scott Gilbert, the top compliance cop at **Marsh & McLennan** Cos., wanted to speed up training about new ethics rules for staffers at one Marsh unit. So he asked the unit's leaders to describe their plans to the board of directors' new compliance committee last September.

Board-level presentations "focus the attention of management," says Mr. Gilbert, whom the New York financial giant hired as its first chief compliance officer in January 2005. A compliance committee "is a very useful thing," he adds.

Others agree. A small but growing number of major corporations are creating board-level compliance panels to oversee how well their companies are obeying legal, regulatory and ethical requirements. Twenty-two Standard & Poor's 500 companies, mainly in the fields of health care and financial services, have board committees primarily focused on compliance and legal issues, up from 15 in 2003, according to an analysis by recruiters Spencer Stuart.

Compliance committees typically seek to ensure that employees don't run afoul of mandates such as antibribery laws, worker-safety rules and whistle-blower protections adopted after business scandals. They enhance the clout of managers who enforce compliance, keep tabs on compliance programs and lighten the load of audit committees.

In some cases, compliance committees formed to oversee pending lawsuits or government probes disband once they complete the assignment. That happened at **Mattel** Inc. and **PNC Financial Services Group** Inc. Other committees are there for the long haul.

"We are there to insist on compliance, but to also help [executives] do their jobs," says Zachary Carter, a former U.S. prosecutor who takes his role as chairman of the three-person Marsh committee seriously. He and Mr. Gilbert talked daily for a time after the committee was formed in March. Committee members review internal-compliance problems, revise Mr. Gilbert's draft reports to the board, and make sure he has enough resources to do his job.

Active compliance committees must walk a fine line between monitoring and meddling. And some governance experts consider them unnecessary clones of the audit committee. "It could be a sign of bad governance" because "you're duplicating efforts and creating the risk of somebody missing information," says Joseph Grundfest, a Stanford University law professor. He serves on the board of **Oracle** Corp., where the audit panel handles compliance.

Corporate crises sparked the creation of several compliance committees. **American International Group** Inc., beset by regulatory probes into its accounting practices, appointed a panel in April to review whistle-blower complaints and give government regulators "a point of contact on the board," says an individual close to the situation. Regulators had criticized the New York insurance company for its truculent response to past investigations.

AIG's Regulatory, Compliance and Legal Committee is led by Stephen L. Hammerman, a retired New York City deputy police commissioner. The panel is helping AIG executives negotiate a possible settlement with New York State Attorney General Eliot Spitzer and prepare a global compliance program, says the individual close to the situation. An AIG spokesman says its compliance plan will enhance regulatory monitoring in the roughly 130 countries where it operates.

Directors of **Apria Healthcare Group** Inc. in Lake Forest, Calif., formed their compliance committee in January 2000 to bolster a management-compliance group required by the settlement of a whistle-blower lawsuit. When the home health-care concern later tried to resolve allegations of overbilling the Medicare program, federal negotiators saw the board panel "as part of the reason to settle the case" because it set the right tone at the top, recalls committee chairman Richard Koppes. (The charges stemmed from pre-2000 actions.)

Apria paid $17.6 million in September as part of the settlement, without admitting wrongdoing.

Litigation spawned the Marsh panel, too. An October 2004 suit by Mr. Spitzer charged the company's insurance-brokerage unit rigged commercial-insurance bids and accepted "contingent-commission" payments in return for steering business to favored carriers. Under an $850 million settlement reached last January, Marsh promised to ban contingent commissions, adopt altered fee arrangements and fuller client disclosures, and establish a board-compliance committee.

The committee is technically a subcommittee of the audit panel. It operates fairly autonomously because it reports to the full board, says Mr. Carter, a partner at New York law firm Dorsey & Whitney LLP, which specializes in white-collar crime and civil-fraud cases. Institutional investors lobbied for his 2004 board appointment.

Officials of the Marsh unit appearing before his panel learned how highly directors value compliance. Board members persuaded the executives to add operational managers to the unit's compliance organization so that employees view it as important and not "make-work," Mr. Carter recollects.

On another occasion, Mr. Gilbert says he invited Mr. Carter to interview the finalist for compliance officer at a different unit partly to signal that "it was a very important job." Mr. Gilbert's own job security largely depends on Mr. Carter's panel. "If my performance were lacking, the compliance committee would have the power to do something about it," he observes.

The committee could disband in five years, when its settlement-monitoring duties expire. With other regulatory issues looming, "it will be a permanent fixture of the company," Mr. Carter predicts.

Theory & Practice is a weekly look at people and ideas influencing managers. Send comments to

theorypractice@wsj.com[1].

Reach of Board Compliance Committees

S&P 500 companies disclosing such panels. Disclosures as of ...

5/31/05	7/15/2004	7/15/2003
Avery Dennison	Avery Dennison	Avery Dennison
Bear Stearns	Bear Stearns	Becton, Dickinson
Becton, Dickinson	Becton, Dickinson	Countrywide Financial
Brunswick	Brunswick	Fifth Third Bancorp
C.R. Bard	C.R. Bard	Guidant
Comerica	Comerica	Hartford Financial Svc. Gp.
Countrywide Financial	Countrywide Financial	HCA
Express Scripts	Express Scripts	John Hancock Financial
Hartford Financial Svc. Gp.	Guidant	Manor Care
HCA	Hartford Financial Svc. Gp.	Mattel
Laboratory Corp. of America	HCA	MedImmune
Lucent Technologies	Lucent Technologies	PNC Financial Services
Manor Care	Manor Care	Schering-Plough

MedImmune	Mattel	Tenet Healthcare
Microsoft	MedImmune	UnitedHealth Group
Omnicom Group	Microsoft	
Sara Lee	Sara Lee	
Schering Plough*	Schering-Plough	
Tenet Healthcare	Tenet Healthcare	
UnitedHealth Group	UnitedHealth Group	
UnumProvident	Watson Pharmaceuticals	
Watson Pharmaceuticals		

**Based on confirmation by company.*

Source: Proxy-statement analysis by recruiters Spencer Stuart in New York

Spencer Stuart defines "compliance" broadly enough to cover panels mainly organized to oversee pending lawsuits or government probes. Mattel and PNC Financial Services Group say such special committees disbanded once they finished their assignment. Fifth Third Bancorp disappeared from the search firm's tally after the Cincinnati bank's compliance committee enlarged its focus to cover risk issues, too. Takeovers knocked two others off the list: John Hancock Financial Services, acquired in 2004, and Guidant, which has agreed to be acquired by Johnson & Johnson.

In addition, Laboratory Corp. had a compliance committee in 2004 and 2003 but wasn't part of the S&P 500 during those years. Spencer Stuart's analysis is based on the S&P 500 makeup as of June 30 for each year.

The New York Times
nytimes.com

November 29, 2007

EDITORIAL

Spreading the Misery

The nation's foreclosure crisis is metastasizing, and communities are in harm's way as property values and tax bases decline and crime increases.

In the third quarter, there were 635,000 foreclosure filings, a 30 percent increase from the previous quarter and nearly double from a year ago, according to RealtyTrac, a national real estate information service. That works out to one for every 196 households. Michigan and Ohio, which were hit early and hard by a combination of economic weakness and reckless lending, continue to reel. Foreclosures rose last year in Colorado, Georgia and Texas and are now surging in California, Nevada, Arizona and Florida. In those states unsustainable mortgages are at the root of the problem.

The Bush administration has been far too slow to respond, with some officials apparently worried that helping today's troubled borrowers might encourage future borrowers to take on too much debt. That misses a critical point: much of this crisis can be traced to lenders' failure to vet borrowers and the government's failure to regulate the industry. And it misses an even bigger point: unless something is done quickly, whole communities, not just people who lose their homes, will suffer.

Foreclosed properties damage the value of nearby homes and the tax bases of municipalities. There is also a strong correlation between foreclosures and crime. For every one percentage point increase in a neighborhood's foreclosure rate, violent crime rises 2.3 percent, according to a recent study by Dan Immergluck of the Georgia Institute of Technology and Geoff Smith of Woodstock Institute, a research and advocacy organization in Chicago.

Reports from Cleveland, Atlanta and the sprawl around Los Angeles and Sacramento — from low-income city neighborhoods to middle-class suburbs — all tell a similar story: when vacancies appear, so do looters, vagrants, prostitutes and drug dealers. In Cleveland's inner city, it takes 72 hours for a vacated house to be looted, a community activist told CNN recently, with lootings often followed by violent crime. In the suburbs, the descent may be slower, beginning with graffiti and vandalism and moving to gang activity and other crime.

Police departments may not be able to keep up, in part because foreclosures are projected to strain municipal budgets. Neighborhood watch groups are quickly overwhelmed. The United States Conference of Mayors met this week to discuss the impact of foreclosures. Based on the mayors' experience, their estimates of the number of coming foreclosures, and the damage inflicted on community life, were grimmer than projections from the federal government and the housing industry. The question is whether their concerns will be heeded.

As more foreclosures take their toll, the need becomes ever more obvious for a comprehensive, national effort to avert evictions. Last week, Treasury Secretary Henry Paulson Jr. wisely shifted his position on loan

modifications, endorsing the idea that some at-risk loans should be modified en masse rather than on an inefficient one-by-one basis. If Mr. Paulson backs up his new stance with a plan of action, the socio-economic costs of foreclosures may yet be contained.

The New York Times
nytimes.com

March 24, 2007

Ohio to Sell Bonds to Avert Home Foreclosures

By BLOOMBERG NEWS

Ohio, which had the highest foreclosure rate in the nation at the end of last year, plans to issue $100 million in taxable municipal bonds next month to help homeowners refinance mortgages.

Proceeds of the bond issue by the Ohio Housing Finance Agency will finance 1,000 loans with a fixed rate of 6.75 percent, said Robert Connell, director of debt management at the agency.

"We believe that it is incumbent on this agency to do something to assist these folks to enable them to keep their homes," Mr. Connell said. "A $100 million bond from this agency is not going to solve Ohio's foreclosure problem. We hope to at least make a dent."

A survey on March 13 by the Mortgage Bankers Association found that Ohio had the highest rate of homes in foreclosure. The state, whose economy has suffered declines in manufacturing, also had the highest rate of subprime loans in foreclosure. Subprime mortgages are granted to people with poor credit histories or high debts and often have rates at least 2 or 3 percentage points above prime loans.

Gov. Ted Strickland, a Democrat, has formed a panel to stem foreclosures. The group will develop strategies to help homeowners facing foreclosure and to educate buyers.

Ohio will roll out the program on April 2, Mr. Connell said. The loans will be limited to homeowners whose income is up to 125 percent of the median income of their county.

"It will be available to the residents of Ohio to take them out of their adjustable-rate mortgages, their interest-only mortgages, and avail them the opportunity to move into a fixed-rate mortgage, which may now benefit their individual financial situation," he said.

George K. Baum & Company of Kansas City, Mo., will manage the bond sale. The bonds will be taxable because the federal tax code prohibits states and local governments from using proceeds of tax-exempt bonds to refinance existing mortgages, Mr. Connell said.

The bankers' association survey found the foreclosure rate in Ohio across all loan types was 3.38 percent. Indiana was second highest, with 2.97 percent. Ohio also led the nation will 11.32 percent of subprime loans in foreclosure.

Lawmakers in California and New Jersey said Friday that they planned hearings on subprime lending.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 489-4813 • FAX: (202) 315-3552
CONH@HITCHLAW.COM

13 December 2007

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

By courier and e-mail (cfletters@sec.gov)

Dear Counsel:

I write on behalf of Amalgamated Bank LongView MidCap 400 Index Fund (the "Fund") to supplement my letter of the 10th, which answered the request for no-action relief from counsel for Toll Brothers, Inc. dated 9 November 2007.

As an additional authority in support of its position, the Fund would cite the recent determination in *Beazer Homes USA, Inc.* (30 November 2007). There the Division denied no-action relief with respect to a proposal that requested a report "evaluating the Company's potential losses or liabilities relating to its mortgage operations and/or those of any affiliates or subsidiaries." The Division rejected Beazer's arguments that this proposal could be excluded under the "ordinary business" exclusion in Rule 14a-8(i)(7), upon which Toll relies here.

In *Beazer*, as here, the proponent cited the current crises involving mortgage lending, the credit crunch, and the significant loss of shareholder value among homebuilders as factors that took the proposal out of the realm of "ordinary business." The Fund submits that the Division should reach the same result here.

Thank you for your consideration of these points. Please do not hesitate to contact me if there is any further information that can be provided.

Very truly yours,



Cornish F. Hitchcock

cc: Darrick M. Mix, Esq.

WolfBlock

1650 Arch Street, 22nd Floor, Philadelphia, Pennsylvania 19103-2097
Tel: (215) 977-2000 ■ Fax: (215) 977-2740 ■ www.WolfBlock.com

RECEIVED
2007 DEC 20 PM 3:43
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Darrick M. Mix
Direct Dial: (215) 977-2006
Direct Fax: (215) 405-2906
E-mail: dmix@wolfblock.com

December 19, 2007

VIA ELECTRONIC MAIL (cfletters@sec.gov)
and FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: *Toll Brothers, Inc. - Shareholder Proposal of the Amalgamated Bank LongView MidCap 400 Index Fund - Securities Exchange Act of 1934--Rule 14a-8*

Ladies and Gentlemen:

On behalf of Toll Brothers, Inc. (the "Company"), this letter replies to the letter dated December 10, 2007 submitted by Cornish F. Hitchcock (the "Original Response Letter") and the letter dated December 13, 2007 also submitted by Cornish F. Hitchcock (the "New Response Letter"; and together with the Original Response Letter, the "Response Letters") on behalf of the Amalgamated Bank LongView MidCap 400 Index Fund (the "Proponent") to the staff of the Division of Corporation Finance (the "Staff"). A copy of the Response Letters is attached hereto as Exhibit A. The Response Letters are in response to the letter dated November 9, 2007 submitted by Wolf, Block, Schorr and Solis-Cohen LLP (the "Prior Letter") on behalf of the Company to the Staff seeking to exclude the Proponent's proposal (the "Proposal") from the Company's proxy materials for its 2008 Annual Meeting of Shareholders (the "Proxy Materials"). The Proposal requests that the Company establish a Compliance Committee, to be composed of independent directors, that would conduct a thorough review of the Company's regulatory, litigation and compliance risks with respect to its mortgage lending operations and would report to shareholders within six months of the 2008 Annual Meeting of Shareholders as to the committee's findings and recommendations, as well as the progress made towards implementing those recommendations.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent.

PHL:5749941.6/TOL002-245639

A. The Proposal involves the Company's ordinary business operations because it seeks an evaluation of risk.

Contrary to the claims made in the Response Letters, the Company continues to believe, for the reasons set forth in the Prior Letter and below, that the Proponent's proposal addresses the Company's ordinary business operations because it seeks an internal assessment of the risks that the Company may face as a result of its mortgage lending operations. As set forth in the Prior Letter, the Staff has consistently concurred that shareholder proposals that relate to the evaluation of the economic risks of particular company actions are properly excludable under Rule 14a-8(i)(7).

The Company does not believe that a review of mortgage lending operations (as opposed to human rights issues or doing business in terrorist countries) involves significant social policy issues, and calling for the establishment of a committee does not turn an ordinary business matter into a significant social policy issue.

The Proponent attempts to wrap the Proposal in the social policy issues relating to the "recent turmoil in the housing and credit markets." *See* Supporting Statement of the Proposal. While there may well be social policy issues emanating from this turmoil, the Proposal does not raise any significant policy issues. The Proposal merely seeks an evaluation of risks arising from the Company's mortgage lending operations; in this regard it is important to note that less than 1% of the loans originated by the Company's mortgage lending operation in fiscal 2007 were "subprime" mortgages, which are clearly the main topic of the current social policy issues in this area. Notwithstanding claims by the Proponent to the contrary, the Company, as part of its day-to-day business operations, regularly evaluates regulatory, litigation and compliance risks of its mortgage lending operations. The Company's mortgage subsidiary employs a full-time mortgage lending compliance officer who oversees on-going loan level regulatory and lending standard compliance. In addition, regular audits specific to the Company's mortgage lending operations are conducted by the Company's internal audit department, an independent external auditor and various state licensing authorities. The Company's mortgage lending operations are also subject to Audit Committee and Board oversight.

As noted in the Prior Letter, in Staff Legal Bulletin No. 14C ("SLB 14C") the Staff stated that its analysis as to whether the focus of a proposal is a significant social policy issue is as follows:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's

> health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).[1]

Nowhere in the Proposal does the Proponent call for the Company to minimize or eliminate its mortgage lending operations; rather, the Proposal focuses on an "internal assessment of the risks" (i.e., regulatory, litigation and compliance risks) that the Company may face as a result of day-to-day operating decisions (i.e., mortgage lending operations).

1. The New Response Letter

The Proponent cites *Beazer Homes USA, Inc.* ("*Beazer*") (avail. November 30, 2007) in support of its view that the Company may not exclude the proposal under Rule 14a-8(i)(7). There, the shareholder proposal requested that the board of directors prepare a report evaluating the company's mortgage practices, including the company's potential losses and liabilities relating to its mortgage lending operations. The Company disagrees with the comparison to *Beazer* for the following reasons.

The focus of the proposal in *Beazer* is on a general review of Beazer's mortgage lending operations, as opposed to the sole focus of the Proposal on the evaluation of risk. Furthermore, Beazer in its no-action request did not cite "evaluation of risk" in its analysis of the ordinary business exception. The Staff stated that it was "unable to conclude that [Beazer] has met its burden of establishing that [Beazer] may exclude the proposal under rule 14a-8(i)(7)." The Company believes that the "evaluation of risk" argument, and the no-action requests cited in this regard in this letter and the Prior Letter, satisfies the burden necessary to omit the Proposal from the Proxy Materials.

2. The Original Response Letter

The Proponent also cites three no-action requests in the Original Response Letter in which the Staff denied no-action relief that the Proponent states, without providing analysis, are comparable to the Proposal. The Company disagrees with the comparisons for the reasons discussed below.

The Proponent first cites *Associates First Capital Corporation* ("*Associates*") (avail. March 13, 2000), a no-action request filed before SLB 14C. There, the shareholder proposal requested the board of directors to establish a committee to "oversee the development and enforcement of policies to ensure that (1) accounting methods and financial statements adequately reflect the risks of subprime lending and (2) employees do not engage in predatory lending practices; and to

---

[1] As noted in the Prior Letter, the Staff has applied this same analysis to proposals not involving "environmental or public health issues." *See Pfizer Inc.* (avail. Jan. 13, 2006) and *General Electric Company* (avail. Jan. 13, 2006).

report before the next annual meeting to the shareholders on policies and their enforcement." The proposal in *Associates* is inapposite to the Proposal because the focus of the proposal in *Associates* is not on an internal evaluation of risk; rather, it calls for the development and enforcement of substantive operational policies with respect to subprime and predatory lending.

The focus of the proposal in *General Electric Co.* ("*GE*") (avail. January 28, 2005) cited by the Proponent, which was also a no-action request filed before SLB 14C, is also significantly different than the focus of the Proposal. The proposal in *GE* requested the board of directors to establish a committee to review "GE's operations in Iran with a particular reference to potential financial and reputational risks incurred by the company by such operations." The focus of the proposal in *GE* was on a general review of GE's overall operations in Iran, as opposed to the sole focus of the Proposal on the evaluation of risk.

Finally, the focus of the proposal in *Yahoo! Inc.* ("*Yahoo*") (avail. April 16, 2007) cited by the Proponent is also significantly different than the focus of the Proposal. The proposal in *Yahoo* requested the board of directors to establish a committee on "Human Rights, which is created and authorized, to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide." The proposal in *Yahoo* does not focus on an evaluation of risk; in fact, an evaluation of risk argument was not even raised by Yahoo in its no-action request.

The Company also notes that the Original Response Letter mischaracterizes the other no-action letters cited with respect to the ordinary business exclusion. The analogy that the Proponent attempts to draw to *Exxon Mobil Corp.* (avail. March 18, 2005) is flawed. As noted in SLB 14C, the Staff did not concur with Exxon's view that it could exclude the proposal under Rule 14a-8(i)(7) because, in the Staff's view, the proposal and supporting statement focused on the company minimizing or eliminating operations that may adversely affect the environment or the public's health. As noted above, the Proposal does not seek to minimize or eliminate the Company's mortgage lending operations. The Proponent also claims that the situation presented by the Proposal "is a far cry from...an insurance company (which is in the business of assessing risk) being asked to evaluate risk in a certain area." *See* Original Response Letter, page 6; *American International Group, Inc.* (avail. Feb. 19, 2004). The Staff in SLB 14C did not limit the availability of the evaluation of risk analysis of the ordinary business exclusion to insurance companies in the business of evaluating risk. In addition, the Company notes that the mortgage lending business is also in the business of assessing risk. Finally, the Proponent also claims the situation presented by the Proposal "is a far cry from...a company asked to evaluate outsourcing when the 1998 Release cited hiring issues as covered by the exclusion." *See* Original Response Letter, page 6; *General Electric Company* (avail. Jan. 13, 2006). As noted in the Prior Letter, the Staff agreed that the company may exclude the proposal at issue there under Rule 14a-8(i)(7) because it related to an evaluation of risk and not, as the Proponent contends, because the proposal involved hiring issues.

B. The Proposal involves the Company's ordinary business operations because it implicates the Company's litigation strategy.

The Company continues to believe that the Proposal also involves the Company's ordinary business operations because it requests that the Board of Directors report to shareholders on the risks of litigation from its mortgage lending operations. The no-action requests cited by the Proponent challenging the Company's position are not persuasive. The Company notes that the Proponent did not address or distinguish any of the no-action requests cited in the Prior Letter.

The Proposal in *Wal-Mart Stores, Inc.* ("*Wal-Mart*") (avail. March 17, 2003) involved a request for a report including summary descriptions of certain Wal-Mart equal employment opportunity policies and programs. The Proposal in *The Dow Chemical Company* ("*Dow*") (avail. February 11, 2007) involved a request for a report describing new initiatives instituted by management to address specific health, environmental and social concerns of the Bhopal survivors. The proposals in *Wal-Mart* and *Dow* did not require either company to provide findings or recommendations regarding the matters at issue. Each of these proposals involves a request for information on the company's policies/initiatives. In contrast, and as noted in the Prior Letter, the report requested in the Proposal would require assessments as to the strength of the Company's defenses, decisions as to what issues to contest, and implications of positions that might be asserted in various litigation involving its mortgage lending operations.

In *Beazer*, the company in its no-action request did not cite litigation strategy in its analysis of the ordinary business exception. As noted above, the Staff stated that it was "unable to conclude that [Beazer] has met its burden of establishing that [Beazer] may exclude the proposal under rule 14a-8(i)(7)." The Company believes that the litigation strategy argument, and the no-action requests cited in this regard in this letter and the Prior Letter, satisfies the burden necessary to omit the Proposal from the Proxy Materials.

Finally, the Proponent cites no-action requests where the Staff has concurred with a company's view that it could exclude the proposal under Rule 14a-8(i)(7) because the proposal implicated litigation strategy. The Company notes that it has not relied on any of these no-action requests cited by the Proponent and notes further that the Proponent has provided no analysis to accompany its conclusory statement that these no-action requests do not "resemble the situation here." *See* Original Response Letter, page 7. Accordingly, the Company believes that the Proposal involves the Company's ordinary business operations because it implicates the Company's litigation strategy.

CONCLUSION

Based upon the foregoing analysis and the analysis set forth in the Prior Letter, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of

any further assistance in this matter, please do not hesitate to call me at (215) 977-2006 or Mark K. Kessler, the Company's General Counsel, at (215) 938-8006.

Sincerely,



Darrick M. Mix
For WOLF, BLOCK, SCHORR and SOLIS-COHEN LLP

DMM
Attachments

EXHIBIT A

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 489-4813 • FAX: (202) 315-3552
CONH@HITCHLAW.COM

10 December 2007

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

By courier and e-mail (cfletters@sec.gov)

Dear Counsel:

I write on behalf of Amalgamated Bank LongView MidCap 400 Index Fund (the "Fund") in response to the letter from counsel for Toll Brothers, Inc. ("Toll" or the "Company") dated 9 November 2007. In that letter the Company requests that the Division grant no-action relief with respect to a shareholder proposal submitted by the Fund that deals with establishing a Compliance Committee on Toll's Board of Directors. For the reasons set forth below, the Fund submits that the Company has not carried its burden with respect to establishing that the Fund's proposal may be excluded from the Company's proxy materials.

Toll argues that the Fund may be excluded under SEC Rule 14a-8(i)(7) as relating to the "ordinary business" of the Company and under SEC Rules 14a-8(i)(3) and (6) as being so vague and indefinite that it cannot be implemented. As we now demonstrate, these arguments fail to persuade.

The Fund's Proposal.

The Fund requests that the Company "establish a Compliance Committee, to be composed of independent directors, that would conduct a thorough review of the Company's regulatory, litigation and compliance risks with respect to its mortgage lending operations and report to shareholders within six months of the 2008 annual meeting as to the committee's findings and recommendations, as well as the progress made towards implementing those recommendations." The resolution adds that the report should be prepared at reasonable cost and may omit confidential information.

The Supporting Statement cites the recent turmoil in the housing and mortgage markets and how that has had a negative effect on Toll Brothers stock, as well as others in the industry, with the Company's stock price on 1 October 2007 trading at 60% below its high in mid-2005.

The Supporting Statement cites a report in BUSINESS WEEK suggesting that some aggressive business practices among the nation's largest homebuilders – particularly within their mortgage or financing affiliates – may have contributed to the recent collapse of the mortgage and housing markets. Concerns center on the conflict of interest that may occur if a home builder's mortgage affiliate issues mortgages to home buyers who may not be able to repay their obligations.

The Supporting Statement cites as well the growing demand for legislative and regulatory action at both the federal and state levels that could increase legal obligations on loan originators, as well as crack down on deceptive lending, foreclosure or fraud. This is in addition to the threats of litigation under current laws affecting home buildings under the Real Estate Settlement Procedures Act, the Truth in Lending Act, and the Home Ownership Equity Protection Act, as well as state anti-predatory lending statues.

The Supporting Statement expresses concern about the damage to long-term shareholder value that can result from litigation, regulatory costs and reputational injury at companies that lack adequate compliance procedures and active oversight by the board. Accordingly, the Fund's proposal urges an investigation of the Company's practices in this area and efforts to mitigate any potential conflicts that might be disclosed.

The "Ordinary Business" Exclusion.

1. The Applicable Standard.

Toll Brothers first invokes the "ordinary business" exclusion in Rule 14a-8(i)(7), which permits companies to omit proposals that "are mundane in nature and do not involve any substantial policy or other considerations." This is the standard set out in the 1976 rulemaking which produced Rule 14a-8(c)(7) (later recodified as Rule 14a-8(i)(7)) and explained how it should be applied in particular cases. Release No. 34-12999, 41 Fed. Reg. 52994, 52998 (3 December 1976) (the "1976 Release").

This interpretation stemmed from the Commission's concern about a no-action letter advising a utility that it could exclude a resolution on the topic of whether the company should build a nuclear power plant. The staff's theory was that the utility's management, "as an ordinary business matter, determines the fuel mix and the types of electrical generating methods that will be utilized to furnish electricity to the company's customers." *Potomac Electric Power Co.* (5 March

1976), 1976 SEC No-Act. LEXIS 622, *3. To avoid this result in the future, the SEC proposed amending the "ordinary business" exclusion to require the inclusion of "proposals involving important business matters, notwithstanding the fact that such matters generally would relate to the conduct of the issuer's ordinary business operations." SEC Release No. 34-12598, 41 Fed. Reg. 29982, 29984 (20 July 1976).[1] After receiving public comments, the SEC adopted the 1976 Release and reissued Rule 14a-8 in amended form; the Commission did not, however, alter the language of the "ordinary business" exclusion, citing administrative and interpretational concerns. 41 Fed. Reg. at 52997. The SEC concluded that the existing standard (which was placed in a new subpart (c)(7)) "appears to be a workable one if it is interpreted in a somewhat more flexible manner than in the past." *Id.* at 52998.

The "substantial policy" benchmark well captures the point the Commission sought to make: It is not enough that the topic of a resolution be "mundane" – indeed, the *PEPCO* example shows how any policy issue can be characterized to seem like a part of the company's day-to-day business. What matters is whether the proposal is also devoid of "*any* substantial policy or other considerations," 1976 Release, 41 Fed. Reg. at 52998 (emphasis added).

In Release No. 34-40018, 63 Fed. Reg. 29106 (28 May 1998) the Commission reaffirmed this approach and provided additional guidance for determining what sort of issues would transcend "ordinary business." The Commission recommended a focus first on the subject matter of the proposal, noting that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to director shareholder oversight," *e.g.*, decisions on hiring or promotion of employees, production quality, and retaining suppliers. *Id.* at 29108. Even so, the SEC noted, some proposals would "transcend the day-to-day business matters and raise policy issues so significant" as to warrant shareholder input. *Id.*

Secondly, the Commission cited a need to examine the extent to which a proposal would "micro-manage" the company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

In seeking no-action relief Toll argues that the Fund's proposal fails to meet

---

[1] The proposed text amendment would have replaced the language then in subpart (c)(5), which allowed companies to omit requests to act on "a matter relating to the conduct of the ordinary business operations of the issuer," with a new subpart (c)(7), which would permit the omission only of "routine, day-to-day matter[s] relating to the conduct of the ordinary business operations of the issuer." *See* 41 Fed. Reg. at 29988, 29984.

this standard because it seeks nothing more than a report on the risks of Toll's business operations (Toll Letter at pp. 2-3) and is also said to implicate Toll's litigation strategy (Toll Letter at pp. 4-5). As we now demonstrate, the issues presented by the Fund's proposal transcend ordinary business considerations, and Toll has not sustained its burden of proving otherwise.

2. Significant Policy Issues.

Although Toll Brothers tries to characterize the Fund's proposal as merely a request for a report, the proposal is in fact of greater scope. The proposal does not focus on day-to-day operation of the company, but rather on governance at the board of directors level. Directors, after all, are elected by the shareholders to act as stewards of the shareholders. Particularly at a time when the Company's stock price has collapsed with no sign of immediate recovery, it is plainly not a matter of "ordinary business" for shareholders to raise questions about how directors carry out that responsibility in this industry.

Specifically, the Fund's proposal asks the board to create a new committee that would focus on issues pertaining to the present housing and mortgage crisis, a "significant policy" issue by anyone's definition.[2] The proposal also seeks a board-level review of the Company's mortgage operations business amidst concerns that home builders' mortgage financing affiliates may have exacerbated the current problems by originating mortgages in significant numbers to buyers who could not afford those mortgages.

Apart from significant policy issues presented by the current housing and credit crisis, we note that the utilization of compliance committees has itself emerged as a significant issue of corporate governance in recent years. Nearly two years THE WALL STREET JOURNAL reported how a "small but growing number" of S&P 500 committees are setting up compliance committees along the line recommended by the Fund here, rather than simply relying on the audit committee. Joann S. Lublin, *Compliance Panels Slowly Take Hold*, WALL ST. JOURNAL (9 January 2006) (Ex. A hereto). The practice is noticeable in industries that are subject to significant regulatory requirements, as are home builders.

---

[2] *See, e.g., Congress Takes Up Mortgages*, WALL ST. JOURNAL at A7 (6 September 2007); *Treasury Secretary Paulson Presses for Congress to Act on FHA Bill*, WALL ST. JOURNAL (14 September 2007); *Bush Wants to Expand Mortgage Disclosures*, WALL ST., JOURNAL at D3 (20 September 2007); *Housing Mess: Congress to the Rescue?*, WALL ST. JOURNAL at A9 (22 September 2007); *Paulson Urges Congress to Act on Loan Woes*, WALL ST. JOURNAL at A2 (4 December 2007); *Bush to Unveil Aid to Homeowners*, WALL ST. JOURNAL at A3 (5 December 2007); Henry M. Paulson, Jr., *Our Plan to Help Homeowners*, WALL ST. JOURNAL at A17 (7 December 2007).

The Fund's proposal is thus comparable to other proposals seeking the creation of a board-level committee to look into significant policy issues. Three no-action determinations in which the Division denied no-action relief are illustrative.

Associates First Capital Corporation (13 March 2000) chillingly anticipated the subprime lending issues that dominate today's news. The resolution there sought the creation of a board committee to "oversee the development and enforcement of policies to ensure that (1) accounting methods and financial statements adequately reflect the risks of subprime lending and (2) employees do not engage in predatory lending practices; and to report before the next annual meeting to the shareholders on policies and their enforcement." Despite pleas from the company this related to its core business activities, the Division denied no-action relief.

Similarly in *General Electric Co.* (28 January 2005), the proposal asked the board to create a committee to "review General Electric's operations in Iran, with a particular reference to potential financial and reputational risks incurred by the company by such operations." A report was similarly requested. The Division rejected GE's argument that the proposal merely sought a request for an evaluation on doing business in a single country and did not involve any overriding social policy issue.

More recently in *Yahoo!* (16 April 2007), a proposed bylaw would create a board-level Committee on Human Rights to review "implications of the company's policies" with respect to human rights, both at home and abroad. Of particular note, the Division rejected the company's argument that the "issue of how the Company should respond or alter its services to comply with government regulations . . . is central to the Company's day-to-day business operations," and the "issue is highly complex, and requires a detailed understanding of, among other things, the Company's current and future business models and strategies, available technology and the regulatory landscape" – matters on which shareholders were said to be ill-equipped to judge. 2007 SEC No-Act. LEXIS 445 at *70-71.

The authorities cited by Toll involve situations that are not close to what we have here and appear to rely primarily upon commentary in STAFF LEGAL BULLETIN 14C (2005), section D of which dealt with application of the "ordinary business" exclusion to proposals to evaluate environmental and public health risks. Passing the fact that this Bulletin does not address topics of the sort presented here, the Division made it clear that the appearance of the word "risk" in a resolution is not an automatic disqualifier.

The STAFF LEGAL BULLETIN thus cited as an example of a proposal that must be included a request that ExxonMobil prepare a report "on the potential environmental damage that would result from the company drilling for oil and gas in protected areas" such as national parks. *ExxonMobil Corp.* (18 March 2005).

Choices about where and how to drill for oil are surely part of the day-to-day decision making that takes place at an oil company such as ExxonMobil. Moreover, the wrong choice may have not only serious environmental concerns, but also economic consequences in terms of potential liability and loss of reputation. Nonetheless the Division approved a proposal seeking a report on those issues.

Similarly, a home builder's choices about how to operate a financing affiliate are at one level a part of the company's day-to-day activities. Nonetheless, the wrong choice can have significant consequences not only for the company and its shareholders, but also for home owners who find themselves faced with foreclosure, for renters who may find themselves evicted from homes threatened with foreclosure, for communities that face the risk of crime and economic decline from foreclosures and a need to issue debt to deal with those threats,[3] and for investors in this country and abroad who put their money into collateralized debt obligations only to see the value plummet.

This situation is a far cry from proposals of the sort that Toll cites, which deal with an insurance company (which is in the business of assessing risk) being asked to evaluate risk in a certain area (*American International Group, Inc.* (19 February 2004)), or a company asked to evaluate outsourcing (*General Electric Co.* (13 January 2006) when the 1998 Release cited hiring issues as covered by the exclusion.

For these reasons Toll's attempt to trivialize the Fund's proposal as merely a request for a proposal on risk assessment badly underestimates the policy significance of the proposal. Nor is there merit to Toll's alternative argument that the proposal seeks to intrude into the Company's litigation strategy to the extent that Toll may find itself in litigation.

Here again, in sharp distinction to the cases that Toll cites, the Division has denied no-action relief when a proposal involves a clear policy issue, and when adoption of the requested policy would have only a collateral effect on a company's litigation strategy. Illustrative is *Wal-Mart Stores, Inc.* (17 March 2003), where the company opposed a resolution requesting a report on equal employment opportunity data; the Division rejected Wal-Mart's argument that the company was litigating a Title VII class action at the time, and disclosure of the requested EEO data would interfere with Wal-Mart's litigation strategy.

Similarly, the resolution in *Dow Chemical Co.* (11 February 2004) sought a

---

[3] See *Spreading the Misery*, THE NEW YORK TIMES (29 November 2007) and *Ohio to Sell Bonds to Avert Home Foreclosures*, BLOOMBERG NEWS (24 March 2007) (Exs. B and C, attached hereto).

report describing new initiatives to address specific health, environmental and social concerns of Bhopal survivors, another undisputed policy issue. The Division rejected Dow's complaint that the proposal should be excluded because it "went to the very essence of the lawsuit that is currently pending" against Dow's India subsidiary and because any "new" initiatives might be viewed as a concession in the ongoing Bhopal-related litigation.

By contrast, relief under this theory has been granted as to resolutions that try to micro-manage the filing or handling of specific suits against specific individuals (*e.g.*, *NetCurrents, Inc.* (8 May 2001), *CMS Energy Corp.* (15 January 2004)) or that ask a company to take action that would have a material impact on a specific suit (*e.g.*, *Microsoft Corp.* (15 September 2000) (asking Microsoft to spin off part of its operations rather than contest an antitrust suit), *R.J. Reynolds Tobacco Holdings, Inc.* (6 February 2004) (seeking end to use of "light," "ultralight" or "mild" to describe cigarettes for the express reason of reducing the company's liability in litigation). None of those situations resembles the situation here.

For these reasons, Toll's reliance on Rule 14a-8(i)(7) should be rejected.

<u>Allegedly Vague and Indefinite Statements.</u>

Toll's next argument is that the Fund's proposal is impermissibly vague, thus allowing exclusion under Rule 14a-8(i)(3), and is similarly beyond the power of the board to effectuate, thus permitting exclusion under Rule 14a-8(i)(6). None of the arguments withstands scrutiny, however.

Toll argues (at p. 6) that it is uncertain what the Fund's proposal means when the proposal requests a "thorough review" of issues pertaining to Toll's mortgage lending operations. This objection cannot be taken seriously and is not supported by the no-action letters that Toll cites.

In the first place, if the Toll board of directors truly does not know how to conduct a "thorough" review of an issue, then matters may be worse than shareholders imagine. Moreover, it is difficult to identify a verbal formulation that would suffer from less ambiguity than Toll perceives here. If the proposal had simply sought a "review" of the situation, Toll would doubtless claim that the proposal was impermissibly vague because the proposal failed identify the level of scrutiny that directors should apply to the matter. Similarly, if the proposal had sought a "comprehensive" or "exhaustive" review, Toll would doubtless raise the same objection – and the Company fails to suggest an adjective that would provide what Toll deems an acceptable level of clarity.

None of the letters that Toll cites have held that the phrase "thorough review" is impermissibly vague or that a board of directors would be unable to

conduct such a review. We are not dealing with proposals involving an undefined standard of liability such as "reckless neglect" (*Peoples Energy Corp.* (23 November 2004)) or that requires compliance with FASB standards when there are two ways of achieving such compliance (*Safescript Pharmacies, Inc.* (27 February 2004)) or that speaks of "human rights standards" without identifying clearly what such standards might be (*Alcoa Inc.* (24 December 2002)).

Toll's second argument (at pp. 6-7) is that the proposal "does not provide any indication as to what the requested report should contain," other than findings and recommendations and progress made towards implementing any recommendations. This objection is truly baffling. A request that a board of directors conduct a "review" of a company's operations and report on what it finds inevitably contemplates that the company will publish findings and recommendations. Toll fails to identify what other categories of information might be contemplated. The resolution here is sufficiently clear, with the supporting statement citing concerns about how operations of a home builder's lending affiliate may have contributed to the current housing and credit crisis by originating mortgages that may help a home builder sell out a development, but where there are doubts that the home buyers can repay the loan. Any "review" of a company's practices would inevitably focus on the adequacy of corporate practices to assure that conflicts of interest are adequately addressed. It is a straight-forward task to report findings on that topics, recommendations as to what should be done, and what progress has been made on those recommendations.

Toll's reliance on Rules 14a-8(i)(3) and (6) should therefore be rejected.

<u>Conclusion.</u>

For the foregoing reasons, Toll Brothers has failed to carry its burden of justifying exclusion of the Fund's proposal, and we would ask the Division to advise the Company that its request for no-action relief is denied.

Thank you for your consideration of these points. Please do not hesitate to contact me if there is any further information that can be provided.

Very truly yours,

/s/
Cornish F. Hitchcock

cc: Darrick M. Mix, Esq.
Mr. Scott Zdrazil

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 489-4813 • FAX: (202) 315-3552
CONH@HITCHLAW.COM

13 December 2007

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

By courier and e-mail (cfletters@sec.gov)

Dear Counsel:

I write on behalf of Amalgamated Bank LongView MidCap 400 Index Fund (the "Fund") to supplement my letter of the 10th, which answered the request for no-action relief from counsel for Toll Brothers, Inc. dated 9 November 2007.

As an additional authority in support of its position, the Fund would cite the recent determination in *Beazer Homes USA, Inc.* (30 November 2007). There the Division denied no-action relief with respect to a proposal that requested a report "evaluating the Company's potential losses or liabilities relating to its mortgage operations and/or those of any affiliates or subsidiaries." The Division rejected Beazer's arguments that this proposal could be excluded under the "ordinary business" exclusion in Rule 14a-8(i)(7), upon which Toll relies here.

In *Beazer*, as here, the proponent cited the current crises involving mortgage lending, the credit crunch, and the significant loss of shareholder value among homebuilders as factors that took the proposal out of the realm of "ordinary business." The Fund submits that the Division should reach the same result here.

Thank you for your consideration of these points. Please do not hesitate to contact me if there is any further information that can be provided.

Very truly yours,

/s/
Cornish F. Hitchcock

cc: Darrick M. Mix, Esq.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 20, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Toll Brothers, Inc.
Incoming letter dated November 9, 2007

The proposal requests that the board establish a compliance committee, to be composed of independent directors, that would conduct a thorough review of the company's regulatory, litigation and compliance risks with respect to its mortgage lending operations and would report to shareholders its findings and recommendations, as well as the progress made towards implementing those recommendations.

There appears to be some basis for your view that Toll Brothers may exclude the proposal under rule 14a-8(i)(7), as relating to Toll Brothers' ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Toll Brothers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Toll Brothers relies.

Sincerely,



Eduardo Aleman
Attorney-Adviser

END